UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington DC  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange
Act of 1934, Section 17(a) of the Public Utility Holding
Company Act of 1935 or Section 30(f) of the Investment
Company Act of 1940



1. Name and Address of Reporting Person

Rajan Arora
85 Scarsdale Road, Suite 202
North York, Ontario M3B2R2

2. Issuer Name and Ticker or Trading Symbol

HitCom Corporation (HICO)

3. IRS or Social Security Number of Reporting Person
(Voluntary)

Not Reported

4. Statement for Month/Year

5/98

5. If Amendment, Date of Original (month/Day/Year)

N/A

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

Director and Officer (Chief Executive Officer and
President) and 10% owner

7. Individual or Joint/Group

Form filed by One Reporting Person



Table I Non-Derivative Securities Beneficially Owned

1. Title of Security

Common Stock

2. Transaction Date

5/28/98


3. Transaction Code

Code P

4. Securities Acquired (A) or Disposed of (D)

A

5. Amount of Securities Beneficially Owned at End of Month

1,987,785

6. Ownership Form: Direct (D) or Indirect (I)

D

7. Nature of Indirect Beneficial Ownership

N/A


Table II Derivative Securities Beneficially Owned


1. Title of Derivative Security

None

2. Conversion or Exercise Price of Derivative Security

N/A

3. Transaction Date (Month/Day/Year)

N/A

4. Transaction Code

N/A

5. Number of Derivative Securities Acquired (A) or Disposed of (D)

N/A

6. Date Exercisable and Expiration Date

N/A

7. Title and Amount of Underlying Securities

N/A

8. Price of Derivative Security

N/A

9. Number of derivative Securities Beneficially Owned at End of Month

N/A

10. Ownership Form of Derivative Security Direct (D) or
Indirect (I)

N/A

11. Nature of Indirect Beneficial Ownership

N/A

Signature of Reporting Person

/s/ Rajan Arora

Date

June 9, 1998